SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                           --------------------------


                                  SCHEDULE 13D
                                (Rule 13d - 101)


 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                            (Amendment No. 4) (1),(2)


                          Kerzner International Limited
              (formerly known as Sun International Hotels Limited)
--------------------------------------------------------------------------------
                                (Name of Issuer)

                   Ordinary shares, $0.001 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    P8797T133
--------------------------------------------------------------------------------
                                 (CUSIP Number)
--------------------------------------------------------------------------------

                                Jerome Katz, Esq.
                             Chadbourne & Parke LLP
                              30 Rockefeller Plaza
                               New York, NY 10112
                                 (212) 408-5100
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   May 8, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


(2) This Schedule 13D shall also be deemed to amend Royale Resorts Holdings Limited's and Sun International Inc.'s Schedule 13D filed January 28, 2000 jointly by Royale Resorts Holdings Limited, Sun International Inc., and others.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------
CUSIP No. P8797T133                   13D
-----------------------

--------- ----------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Kersaf Investments Limited
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     [ ]     (a)
                                                               [X]     (b)
--------- ----------------------------------------------------------------------
   3      SEC USE ONLY

--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS

          N/A
--------- ----------------------------------------------------------------------
   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)                                 [ ]

--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Republic of South Africa
------------------- ------- ----------------------------------------------------

    NUMBER OF         7     SOLE VOTING POWER

      SHARES                - 0 -
                    ------- ----------------------------------------------------
   BENEFICIALLY       8      SHARED VOTING POWER

     OWNED BY               - 0 -
                    ------- ----------------------------------------------------
       EACH           9      SOLE DISPOSITIVE POWER

    REPORTING               - 0 -
                    ------- ----------------------------------------------------
      PERSON          10    SHARED DISPOSITIVE POWER

      WITH                  2,293,579

------------------- ------- ----------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,293,579
--------- ----------------------------------------------------------------------
   12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                [ ]
--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          8.0%
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON

          HC, CO
--------- ----------------------------------------------------------------------

-----------------------
CUSIP No. P8797T133                   13D
-----------------------


--------- ----------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Sun International Inc.
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     [ ]     (a)
                                                               [X]     (b)
--------- ----------------------------------------------------------------------
   3      SEC USE ONLY

--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS

          N/A
--------- ----------------------------------------------------------------------
   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)                                 [ ]

--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Republic of South Africa
------------------- ------- ----------------------------------------------------

    NUMBER OF         7     SOLE VOTING POWER

      SHARES                - 0 -
                    ------- ----------------------------------------------------
   BENEFICIALLY       8      SHARED VOTING POWER

     OWNED BY               - 0 -
                    ------- ----------------------------------------------------
       EACH           9      SOLE DISPOSITIVE POWER

    REPORTING               - 0 -
                    ------- ----------------------------------------------------
      PERSON          10    SHARED DISPOSITIVE POWER

      WITH                  2,293,579

------------------- ------- ----------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,293,579
--------- ----------------------------------------------------------------------
   12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                [ ]
--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          8.0%
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON

          CO
--------- ----------------------------------------------------------------------

-----------------------
CUSIP No. P8797T133                   13D
-----------------------


--------- ----------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Royale Resorts Holdings Limited
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     [ ]     (a)
                                                               [X]     (b)
--------- ----------------------------------------------------------------------
   3      SEC USE ONLY

--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS

          N/A
--------- ----------------------------------------------------------------------
   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)                                 [ ]

--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Bermuda
------------------- ------- ----------------------------------------------------

    NUMBER OF         7     SOLE VOTING POWER

      SHARES                - 0 -
                    ------- ----------------------------------------------------
   BENEFICIALLY       8      SHARED VOTING POWER

     OWNED BY               - 0 -
                    ------- ----------------------------------------------------
       EACH           9      SOLE DISPOSITIVE POWER

    REPORTING               - 0 -
                    ------- ----------------------------------------------------
      PERSON          10    SHARED DISPOSITIVE POWER

      WITH                  1,793,579*

------------------- ------- ----------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,793,579
--------- ----------------------------------------------------------------------
   12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                [ ]
--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6.3%
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON

          CO
--------- ----------------------------------------------------------------------


* Includes 1,283,579 Ordinary Shares held by Royale Resorts International Limited ("RRIL"), a 100% owned and controlled subsidiary of Royale Resorts.

This Amendment No. 4 ("Amendment No. 4") amends the Schedule 13D filed on July 19, 2001, as amended by Amendment No. 1 filed on July 9, 2002, Amendment No. 2 filed on December 9, 2002 and Amendment No. 3 filed on December 24, 2002 (collectively, the "Schedule 13D"), by Kersaf Investments Limited ("Kersaf"), Sun International Inc. ("Sun International") and Royale Resorts Holdings Limited ("Royale Resorts") relating to the ordinary shares, $0.001 par value per share, of Kerzner International Limited, a corporation organized under the laws of the Commonwealth of the Bahamas ("Kerzner," formerly known as Sun International Hotels Limited). Capitalized terms used and not defined herein have the meanings ascribed to them in the Schedule 13D. Except as specifically amended, supplemented or restated hereby, the Schedule 13D remains in full force and effect.

1. Item 4 of the Schedule 13D is hereby amended and supplemented by the following information:

     On May 31, 2003, Royale Resorts distributed 109,293 Ordinary Shares as a dividend (having a value on such date of approximately US$ 3.2 million) to CMSA, one of its shareholders.

2. Item 5 of the Schedule 13D is amended and restated in its entirety to read as follows:

     Item 5.  Interest in Securities of the Issuer.

                                                               Ordinary Shares            Percent
              (a)    Kersaf:                                   2,293,579                  (8.0%)
                     Sun International:                        2,293,579                  (8.0%)
                     Royale Resorts:                           1,793,579                  (6.3%)

                      Kersaf                                   Ordinary Shares            Percent

               (b)    Sole Voting Power                        0                               0%
                      Shared Voting Power                      0                               0%
                      Sole Dispositive Power                   0                               0%
                      Share Dispositive Power                  2,293,579                   (8.0%)

               Kersaf may be deemed to share dispositive power with (a) Sun International, Royale Resorts and CMSA with respect to 1,793,579 Ordinary Shares held by Royale Resorts and RRIL, a 100% owned and controlled subsidiary of Royale Resorts, and (b) with Sun International, with respect to 500,000 Ordinary Shares held by Sun International.

                     Sun International                         Ordinary Shares            Percent
                     Sole Voting Power:                        0                             (0%)
                     Shared Voting Power:                      0                             (0%)
                     Sole Dispositive Power:                   0                             (0%)
                     Shared Dispositive Power:                 2,293,579                  (8.0%)

               Sun International may be deemed to share dispositive power with Royale Resorts, Kersaf and CMSA with respect to 1,793,579 Ordinary Shares held by Royale Resorts and RRIL, a 100% owned and controlled subsidiary of Royale Resorts, and (b) with Kersaf with respect to 500,000 Ordinary Shares held by Sun International.

                     Royale Resorts                            Ordinary Shares            Percent
                     Sole Voting Power:                        0                             (0%)
                     Shared Voting Power:                      0                             (0%)
                     Sole Dispositive Power:                   0                             (0%)
                     Shared Dispositive Power:                 1,793,579                  (6.3%)

               Royale Resorts may be deemed to share dispositive power with CMSA, Kersaf and Sun International with respect to 1,793,579 Ordinary Shares held by Royale Resorts and RRIL, a 100% owned and controlled subsidiary of Royale Resorts.

              (c) On May 31, 2003, Royale Resorts distributed 109,293 Ordinary Shares as a dividend (having a value on such date of approximately US$ 3.2 million) to CMSA, one of its shareholders.

                     On the dates indicated below, Sun International and RRIL sold on the New York Stock Exchange in open market transactions the number of Ordinary Shares for the per share consideration specified below:

                     Sun International
                     -----------------
                     Date                   Number of Shares               Price per share/US $
                     ----                   ----------------               --------------------
                     21-May-2003                 100,000                        25.0337


                     RRIL

                     Date                   Number of Shares               Price per share/US $
                     ----                   ----------------               --------------------

                     8-May-2003                    2,200                        25.2314
                     9-May-2003                   27,700                        25.0820
                     12-May-2003                   3,300                        25.0185
                     14-May-2003                  19,400                        24.7850
                     15-May-2003                  32,100                        24.7569
                     16-May-2003                  11,300                        24.7041
                     19-May-2003                  26,000                        24.5661
                     20-May-2003                  97,700                        24.8197
                     21-May-2003                  80,300                        25.0191

              (d) Except as described in the Schedule 13D, as amended, restated and supplemented hereby, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities held by the persons named in paragraph
                     (a).

              (e)    Not applicable.

                                   Signatures

After reasonable inquiry and to the best knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  June 3, 2003                          KERSAF INVESTMENTS LIMITED

                                             By:   /s/ David Coutts-Trotter
                                                --------------------------------
                                                Name:   DC Coutts-Trotter
                                                Title:  Executive Director



                                             SUN INTERNATIONAL INC.

                                             By:   /s/ David Coutts-Trotter
                                                --------------------------------
                                                Name:   DC Coutts-Trotter
                                                Title:  Executive Director



                                             ROYALE RESORTS HOLDINGS LIMITED

                                             By:   /s/ David Coutts-Trotter
                                                --------------------------------
                                                Name:  DC Coutts-Trotter
                                                Title: Duly Authorized Signatory